# UNITED STATES

## SECURITIES AND EXCHANGE COMMISSION
### Washington, D. C. 20549


Form 8-K


CURRENT REPORT


PURSUANT TO SECTION 13 or 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934


Date of Report (Date of earliest event reported)                    May 7, 2004


PEPCO HOLDINGS, INC.
(Exact name of registrant as specified in its charter)


| Delaware | 001-31403 | 52-2297449 |
|---|---|---|
| (State or other jurisdiction of incorporation) | (Commission File Number) | (I.R.S. Employer Identification No.) |


| 701 Ninth Street, N. W., Washington, D. C | 20068 |
|---|---|
| (Address of principal executive offices | (Zip Code) |


Registrant's telephone number, including area code                    (202) 872-3526


(Former Name or Former Address, if Changed Since Last Report)

Item 7.  Financial Statements, *Pro Forma* Financial Information and Exhibits.

(c)  Exhibits

| Exhibit No. | Description of Exhibit | Reference |
|---|---|---|
| 99 | News Release of Pepco Holdings, Inc. dated May 7, 2004. | Included herewith. |

Item 12.  Results of Operations and Financial Condition -- On May 7, 2004, Pepco Holdings issued a news release announcing its first quarter 2004 operating results.  The news release is furnished as Exhibit 99 to this Form 8-K.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PEPCO HOLDINGS, INC.
(Registrant)

May 7, 2004                                      By:  /s/   Andrew W. Williams
DATE                                                    Andrew W. Williams
                                                         Senior Vice President and
                                                         Chief Financial Officer